

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 21, 2017

Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On June 21, 2017, Winnebago Industries, Inc. issued a press release to report financial results for the third quarter of Fiscal 2017 ended May 27, 2017. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibit 99.1 includes non-GAAP financial measures related to our operations. Certain of these non-GAAP measures may be discussed in our earnings conference call for the third quarter of Fiscal 2017. In addition, Exhibit 99.1 includes reconciliations of these GAAP to non-GAAP measures as well as an explanation of why these non-GAAP measures provide useful information to investors and how management uses these non-GAAP measures. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP and the financial results calculated in accordance with GAAP and reconciliations from our results should be carefully evaluated.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of Winnebago Industries, Inc. dated June 21, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date:	June 21, 2017	By:	*/s/ Scott C. Folkers*
		Name:	Scott C. Folkers
		Title:	Vice President, General Counsel and Secretary

 **News Release**

Contact: Ashis Bhattacharya - Investor Relations - 952-828-8414 - abhattacharya@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES THIRD QUARTER FISCAL 2017 RESULTS

-- Revenues Increased 75% Over Prior Year Driven by Strong Towable Segment Growth --

-- EPS of $0.61, Up 15% Over Prior Year; Includes Impact of $10.2 Million (Pre-Tax) of Amortization Expense --

-- Quarterly Gross Margin Expansion of 380 Basis Points Compared to Prior Year --

FOREST CITY, IOWA, June 21, 2017 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreational vehicle manufacturer, today reported financial results for the Company's third quarter of Fiscal 2017.

Third Quarter Fiscal 2017 Results

Revenues for the Fiscal 2017 third quarter ended May 27, 2017, were $476.4 million, an increase of 75.1% compared to $272.1 million for the Fiscal 2016 period. Gross profit was $70.8 million, an increase of 134.0% compared to $30.3 million for the Fiscal 2016 period as gross profit margins expanded 380 basis points driven by a favorable product mix, including the addition of Grand Design products within the overall sales mix. Operating income was $34.9 million for the current quarter, an improvement of 69.3% compared to $20.6 million in the third quarter of last year. Fiscal 2017 third quarter net income was $19.4 million, or $0.61 per diluted share, an increase of 34.3% compared to $14.4 million, or $0.53 per diluted share, in the same period last year. Growth in EPS was impacted by the recognition of $10.2 million of amortization expense during the quarter associated with the Grand Design acquisition. Consolidated adjusted EBITDA was $47.3 million compared to $17.7 million last year, which is an increase of 167.2%.

President and Chief Executive Officer Michael Happe commented, "Our third quarter results continued to reflect the journey we are on here at Winnebago Industries to build a larger, more profitable, full-line RV portfolio. The performance of our new Grand Design division and the associated integration activities continue to meet and even exceed our expectations, and are certainly accelerating our diversification within the still-growing North American RV industry. We delivered strong improvement in gross margin, driven primarily by the overall shift of revenues to our more profitable Towables Segment. We are gaining market share in both of our Towables businesses, including the Winnebago-branded side, and are aggressively investing in new products and further capacity expansion. In the Motorized segment, we are building the foundation for future growth with significant activity around product-line rationalization, enhanced dealer coverage strategies, and focused new product development teams, improving quality and service support processes, and building toward a more nimble and lean manufacturing environment. In addition to solid sales and profitability results, we have also strengthened our balance sheet by reducing debt by $43 million during the quarter. I would like to thank our Winnebago Industries employees for their hard work during the quarter and for their ongoing commitment to provide high-quality products and service to our end customers."

Significant items related to the Grand Design acquisition that are impacting income before income taxes in the third quarter of Fiscal 2017:

- Additional transaction costs related to the acquisition were $0.5 million, or $0.01 per diluted share, net of tax.

- Amortization expenses of $10.2 million were recorded related to the definite-lived intangible assets acquired, or $0.21 per diluted share, net of tax. Starting next quarter (in the fiscal fourth quarter), we expect amortization expenses will be approximately $2.0 million per quarter through Fiscal 2021.
- Interest expense of $5.3 million was recorded related to the debt associated with the acquisition of Grand Design, or $0.11 per diluted share, net of tax.

Motorized

Revenues for the Motorized segment were $241.7 million, down 2.0% from the previous year. Segment Adjusted EBITDA was $12.6 million, down 22.3% from the prior year. Adjusted EBITDA margin decreased 140 basis points, primarily driven by pricing adjustments, product mix and costs associated with transitioning production to the Company's Junction City, Oregon facility.

Towable

Revenues for the Towable segment were $234.7 million for the quarter, up $209.3 million over the prior year, driven by the addition of $196.9 million in revenue from the Grand Design acquisition. We also saw continued strong organic growth in Winnebago-branded Towable products in which revenues are up 49% compared to last year. Segment Adjusted EBITDA was $34.7 million, up $33.2 million over the prior year. Adjusted EBITDA margin increased 880 basis points, driven by higher volumes and a favorable product mix, including the addition of Grand Design products within this segment.

Balance Sheet and Cash Flow

As of May 27, 2017, the Company had total outstanding debt of $286.9 million ($297.0 million of debt, net of debt issuance costs of $10.1 million) and working capital of $120.8 million. The debt-to-equity ratio was 68.9% and the current ratio was 1.7 as of the end of the quarter. Cash flow from operations was $62.2M in the quarter, representing a 53% increase from last year.

"As we head into the final quarter of Fiscal 2017, we remain optimistic about the ongoing growth of the RV industry," continued Mr. Happe. "Solid macroeconomic fundamentals, combined with a surge of younger demographics embracing the outdoor lifestyle, as well as expanding use cases for RVs, suggest continued runway for increasing RV shipments and retail. The strong growth in the Towable segment validates our full-line strategy and demonstrates our momentum, and we are pleased to note healthy and increasing backlog in both the Motorized and Towable segments this quarter. As a result, we have approved investments in expanded capacity, including the addition of approximately 40% more production space within our Grand Design business. We also recently initiated the selling process with our dealers for a new opening price Class A Gas product series and a new innovative Class B 4x4 product series, which we anticipate will have a positive impact on trends in our Motorized business."

Conference Call

Winnebago Industries, Inc. will conduct a conference call to discuss third quarter Fiscal 2017 results at 9:00 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://investor.wgo.net. The event will be archived and available for replay for the next 90 days.

About Winnebago

Winnebago is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

<u>Forward Looking Statements</u>

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP, risks relating to the integration of our acquisition of Grand Design including; risks inherent in the achievement of cost synergies and the timing thereof; risks related to the disruption of the transaction to Winnebago and Grand Design and its management; the effect of announcement of the transaction on Grand Design's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risk related to compliance with debt covenants and leverage ratios, risks related to integration of the two companies and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Winnebago Industries, Inc.
Condensed Consolidated Statements of Income (Unaudited)
(In thousands, except percent and per share data)

	Three Months Ended			
	May 27, 2017		May 28, 2016	
Net revenues	$ 476,364	100.0 %	$ 272,077	100.0 %
Cost of goods sold	405,560	85.1 %	241,820	88.9 %
Gross profit	70,804	14.9 %	30,257	11.1 %
Operating expenses:				
Selling	10,141	2.1 %	4,770	1.8 %
General and administrative	15,194	3.2 %	6,487	2.4 %
Postretirement health care benefit income	—	— %	(1,593)	(0.6)%
Transaction costs	450	0.1 %	—	— %
Amortization of intangible assets	10,159	2.1 %	—	— %
Total operating expenses	35,944	7.5 %	9,664	3.6 %
Operating income	34,860	7.3 %	20,593	7.6 %
Interest expense	5,265	1.1 %	—	— %
Non-operating income	(54)	— %	(77)	— %
Income before income taxes	29,649	6.2 %	20,670	7.6 %
Provision for income taxes	10,258	2.2 %	6,232	2.3 %
Net income	$ 19,391	4.1 %	$ 14,438	5.3 %
Income per common share:				
Basic	$ 0.61		$ 0.54	
Diluted	$ 0.61		$ 0.53	
Weighted average common shares outstanding:				
Basic	31,587		26,892	
Diluted	31,691		27,004	

Percentages may not add due to rounding differences.

	Nine Months Ended			
	May 27, 2017		May 28, 2016	
Net revenues	$ 1,092,183	100.0 %	$ 711,972	100.0 %
Cost of goods sold	943,188	86.4 %	631,191	88.7 %
Gross profit	148,995	13.6 %	80,781	11.3 %
Operating expenses:				
Selling	25,564	2.3 %	14,714	2.1 %
General and administrative	37,640	3.4 %	23,743	3.3 %
Postretirement health care benefit income	(24,796)	(2.3)%	(4,531)	(0.6)%
Transaction costs	6,374	0.6 %	—	— %
Amortization of intangible assets	22,578	2.1 %	—	— %
Total operating expenses	67,360	6.2 %	33,926	4.8 %
Operating income	81,635	7.5 %	46,855	6.6 %
Interest expense	11,571	1.1 %	—	— %
Non-operating income	(137)	— %	(194)	— %
Income before income taxes	70,201	6.4 %	47,049	6.6 %
Provision for taxes	23,794	2.2 %	14,699	2.1 %
Net income	$ 46,407	4.2 %	$ 32,350	4.5 %
Income per common share:				
Basic	$ 1.53		$ 1.20	
Diluted	$ 1.52		$ 1.20	
Weighted average common shares outstanding:				
Basic	30,333		26,935	
Diluted	30,448		27,029	

Percentages may not add due to rounding differences.

Winnebago Industries, Inc.
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands)

		May 27, 2017		Aug 27, 2016
ASSETS				
Current assets:				
Cash and cash equivalents	$	24,369	$	85,583
Receivables, net		120,998		66,184
Inventories		144,422		122,522
Prepaid expenses and other assets		8,500		6,300
Total current assets		298,289		280,589
Total property and equipment, net		68,656		55,931
Other assets:				
Goodwill		245,393		1,228
Other intangible assets, net		230,522		—
Investment in life insurance		27,030		26,492
Deferred income taxes		14,695		18,753
Other assets		5,766		7,725
Total assets	$	890,351	$	390,718
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	79,599	$	44,134
Current maturities of long-term debt		12,051		—
Income taxes payable		6,094		19
Accrued expenses		79,750		48,796
Total current liabilities		177,494		92,949
Non-current liabilities:				
Long-term debt, less current maturities		274,818		—
Unrecognized tax benefits		1,755		2,461
Deferred compensation and postretirement health care benefits, net of current portion		18,982		26,949
Other		1,052		—
Total non-current liabilities		296,607		29,410
Shareholders' equity		416,250		268,359
Total liabilities and shareholders' equity	$	890,351	$	390,718

Winnebago Industries, Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	Nine Months Ended	
	May 27, 2017	May 28, 2016
Operating activities:		
Net income	$ 46,407	$ 32,350
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,287	4,243
Amortization of intangible assets	22,578	—
Amortization of debt issuance costs	889	—
LIFO expense	897	1,280
Stock-based compensation	2,206	1,818
Deferred income taxes	6,396	2,717
Postretirement benefit income and deferred compensation expenses	(23,687)	(3,053)
Other	(946)	(680)
Change in assets and liabilities:		
Inventories	(7,497)	(19,251)
Receivables, prepaid and other assets	(21,336)	1,905
Income taxes and unrecognized tax benefits	5,806	(766)
Accounts payable and accrued expenses	32,778	14,345
Postretirement and deferred compensation benefits	(2,428)	(3,167)
Net cash provided by operating activities	67,350	31,741
Investing activities:		
Purchases of property, plant and equipment	(9,740)	(19,928)
Proceeds from the sale of property	219	21
Acquisition of business, net of cash acquired	(394,694)	—
Other	684	371
Net cash used in investing activities	(403,531)	(19,536)
Financing activities:		
Payments for purchase of common stock	(1,367)	(3,058)
Payments of cash dividends	(9,554)	(8,173)
Payments of debt issuance costs	(11,020)	—
Borrowings on credit facility	366,400	—
Repayment of credit facility	(69,400)	—
Other	(92)	40
Net cash provided by (used in) financing activities	274,967	(11,191)
Net (decrease) increase in cash and cash equivalents	(61,214)	1,014
Cash and cash equivalents at beginning of period	85,583	70,239
Cash and cash equivalents at end of period	$ 24,369	$ 71,253
Supplemental cash flow disclosure:		
Income taxes paid, net	$ 11,811	$ 13,137
Interest paid	$ 7,288	$ —
Non-cash transactions:		
Issuance of Winnebago common stock for acquisition of business	$ 124,066	$ —
Capital expenditures in accounts payable	$ 279	$ 397
Accrued dividend	$ 3,184	$ —

Winnebago Industries, Inc.
Supplemental Information by Reportable Segment (Unaudited) - Motorized
(In thousands, except unit data)

	Quarter Ended					
	May 27, 2017	% of Revenue	May 28, 2016	% of Revenue	Change	
Net revenues	$ 241,670		$ 246,684		$ (5,014)	(2.0)%
Adjusted EBITDA	12,598	5.2%	16,218	6.6%	(3,620)	(22.3)%

Unit deliveries	May 27, 2017	Product Mix % [1]	May 28, 2016	Product Mix % [1]	Change	
Class A	797	28.5%	654	22.4%	143	21.9 %
Class B	471	16.9%	334	11.5%	137	41.0 %
Class C	1,524	54.6%	1,929	66.1%	(405)	(21.0)%
Total motorhomes	2,792	100.0%	2,917	100.0%	(125)	(4.3)%

	Nine Months Ended					
	May 27, 2017	% of Revenue	May 28, 2016	% of Revenue	Change	
Net revenues	$ 635,732		$ 649,162		$ (13,430)	(2.1)%
Adjusted EBITDA	31,738	5.0%	39,683	6.1%	(7,945)	(20.0)%

Unit deliveries	May 27, 2017	Product Mix % [1]	May 28, 2016	Product Mix % [1]	Change	
Class A	2,263	32.8%	2,241	32.6%	22	1.0 %
Class B	1,148	16.6%	831	12.1%	317	38.1 %
Class C	3,488	50.6%	3,799	55.3%	(311)	(8.2)%
Total motorhomes	6,899	100.0%	6,871	100.0%	28	0.4 %

	As Of			
Backlog [2]	May 27, 2017	May 28, 2016	Change	
Units	1,640	1,513	127	8.4 %
Dollars	$ 141,998	$ 134,495	$ 7,503	5.6 %

Dealer Inventory				
Units	4,670	4,585	85	1.9 %

[1] Percentages may not add due to rounding differences.
[2] We include in our backlog all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Winnebago Industries, Inc.
Supplemental Information by Reportable Segment (Unaudited) - Towable
(In thousands, except unit data)

	Quarter Ended					
	May 27, 2017	% of Revenue	May 28, 2016	% of Revenue	Change	
Net revenues	$ 234,694		$ 25,393		$ 209,301	824.2%
Adjusted EBITDA	34,730	14.8%	1,512	6.0%	33,218	2,197.0%

Unit deliveries	May 27, 2017	Product Mix % [1]	May 28, 2016	Product Mix % [1]	Change	
Travel trailer	4,359	58.5%	1,042	86.5%	3,317	318.3%
Fifth wheel	3,092	41.5%	163	13.5%	2,929	1,796.9%
Total towables	7,451	100.0%	1,205	100.0%	6,246	518.3%

	Nine Months Ended					
	May 27, 2017	% of Revenue	May 28, 2016	% of Revenue	Change	
Net revenues	$ 456,451		$ 62,810		$ 393,641	626.7%
Adjusted EBITDA	59,340	13.0%	4,134	6.6%	55,206	1,335.4%

Unit deliveries	May 27, 2017	Product Mix % [1]	May 28, 2016	Product Mix % [1]	Change	
Travel trailer	8,914	59.9%	2,562	86.1%	6,352	247.9%
Fifth wheel	5,960	40.1%	413	13.9%	5,547	1,343.1%
Total towables	14,874	100.0%	2,975	100.0%	11,899	400.0%

	As Of			
Backlog [2]	May 27, 2017	May 28, 2016	Change	
Units	8,657	412	8,245	2,001.2%
Dollars	$ 269,965	$ 8,058	$ 261,907	3,250.3%

Dealer Inventory				
Units	9,520	2,358	7,162	303.7%

[1] Percentages may not add due to rounding differences.

[2] We include in our backlog all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Winnebago Industries, Inc.

Non-GAAP Reconciliation

We have provided non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in the accompanying news release that are calculated and presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the news release. The non-GAAP financial measures in the accompanying news release may differ from similar measures used by other companies.

The following table reconciles net income to consolidated Adjusted EBITDA.

(In thousands)	Quarter Ended		Nine Months Ended	
	May 27, 2017	**May 28, 2016**	**May 27, 2017**	**May 28, 2016**
Net income	$ 19,391	$ 14,438	$ 46,407	$ 32,350
Interest expense	5,265	—	11,571	—
Provision for income taxes	10,258	6,232	23,794	14,699
Depreciation	1,859	1,480	5,287	4,243
Amortization of intangible assets	10,159	—	22,578	—
EBITDA	46,932	22,150	109,637	51,292
Postretirement health care benefit income	—	(1,593)	(24,796)	(4,531)
Legal settlement	—	(2,750)	—	(2,750)
Transaction costs	450	—	6,374	—
Non-operating income	(54)	(77)	(137)	(194)
Adjusted EBITDA	$ 47,328	$ 17,730	$ 91,078	$ 43,817

We have provided non-GAAP performance measures of EBITDA and Adjusted EBITDA as a comparable measure to illustrate the effect of non-recurring transactions occurring during the quarter and improve comparability of our results from period to period. EBITDA is defined as net income before interest expense, provision for income taxes, and depreciation and amortization expense. We believe EBITDA and Adjusted EBITDA provide meaningful supplemental information about our operating performance because each measure excludes amounts that we do not consider part of our core operating results when assessing our performance. These types of adjustments are also specified in the definition of certain measures required under the terms of our credit facility. Examples of items excluded from Adjusted EBITDA include the postretirement health care benefit income from terminating the plan, a favorable legal settlement and the transaction costs related to our acquisition of Grand Design.

Management uses these non-GAAP financial measures (a) to evaluate our historical and prospective financial performance and trends as well as its performance relative to competitors and peers; (b) to measure operational profitability on a consistent basis; (c) in presentations to the members of our board of directors to enable our board of directors to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company; (d) to evaluate potential acquisitions; and, (e) to ensure compliance with covenants and restricted activities under the terms of our Credit Facility. We believe these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry.